UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission File Number: 001-41672

Top KingWin Ltd

15N, Block B, Zhongzhou Holding Financial Center,

Intersection of Houhai Avenue and Haide 1st Road,

Nanshan District, Shenzhen, Guangdong Province, China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒       Form 40-F ☐

Submission of Matters to a Vote of Security Holders.

Top KingWin Limited (the “Company”) held an extraordinary general meeting of shareholders (the “EGM”) in person at 32F, Block B, Zhongzhou Holding Financial Center, Intersection of Houhai Avenue and Haide 1st Road, Nanshan District, Shenzhen, Guangdong Province, China on August 31, 2026 at 9:00AM Eastern Time. Shareholders of the Company’s Class A ordinary shares, par value $0.0625 each (the “Class A Ordinary Shares”) and Class B ordinary shares, par value $0. 0625 each (the “Class B Ordinary Shares”, together with Class A Ordinary Shares, the “Ordinary Shares”) voted by proxy or at the meeting.

Holders of 730,683 out of a total of 2,865,936 Class A Ordinary Shares issued and outstanding, and holders of 139,942 out of a total of 139,942 Class B Ordinary Shares issued and outstanding voted at the EGM in person or by proxy, and the quorum for the transaction of business was present at the Meeting. Each Class A Ordinary Share is entitled to one (1) vote and each Class B Ordinary Share is entitled to forty (40) votes. The final voting results for each matter submitted to a vote of shareholders at the meeting are as follows:

1.	It is resolved as an ordinary resolution, that the authorized share capital of the Company be increased from US$31,250,000 divided into 400,000,000 class A ordinary shares with par value of US$0.0625 per share (the “Class A Ordinary Shares”) and 100,000,000 class B ordinary shares with par value of US$0.0625 per share (the “Class B Ordinary Shares”) to US$625,000,000 divided into 7,500,000,000 Class A Ordinary Shares with par value of US$0.0625 per share and 2,500,000,000 Class B Ordinary Shares with par value of US$0.0625 per share, by the creation of an additional 7,100,000,000 Class A Ordinary Shares and 2,400,000,000 Class B Ordinary Shares (the “Share Capital Increase”).

For	Against	Abstain
6,327,082	1,181	100

Accordingly, the Share Capital Increase Proposal has been approved.

2.

It is resolved as a special resolution that, the rights of the Class B Ordinary Shares be varied in the manner as follows (collectively, the “Variation of Class B Ordinary Shares Rights”):

(a)       increase the votes that each Class B Ordinary Share is entitled to from 40 votes to 200 votes while the vote each Class A Ordinary Share is entitled to shall remain 1 vote;

(b)       the Class B Ordinary Shares may be transferred by their respective holder to any person or entity (whether or not being an affiliate of such holder) and there shall be no conversion of such transferred Class B Ordinary Shares into Class A Ordinary Shares upon any abovesaid transfer; and

(c)       each holder of Class B Ordinary Shares shall have the right to convert their Class B Ordinary Shares into Class A Ordinary Shares at any time on a 1:200 basis (i.e., each Class B Ordinary Share converting into 200 Class A Ordinary Shares), subject to adjustment for any subdivision, consolidation or reclassification of shares, while holders of Class A Ordinary Shares shall continue to have no rights to convert Class A Ordinary Shares into shares of any other class.

For	Against	Abstain
6,327,082	1,181	100

Accordingly, the Variation of Class B Ordinary Shares Rights Proposal has been approved.

3.	It is resolved as a special resolution that, approve the change of the name of the Company to Nexpu Ltd. (the “Change of Name”).

For	Against	Abstain
6,327,162	753	448

Accordingly, the Change of Name Proposal has been approved.

4.	It is resolved as a special resolution that, subject to and immediately following the Share Capital Increase, the Variation of Class B Ordinary Shares Rights and the Change of Name being approved, the fourth memorandum and articles of association of the Company (the “New M&A”) be adopted with immediate effect in substitution for and to the exclusion of the Company’s existing memorandum and articles of association in its entirety to reflect the Variation of Class B Ordinary Shares Rights, the Share Capital Increase and other amendments as set forth in the proxy statement to the notice of the Meeting.

For	Against	Abstain
6,327,162	1,101	100

Accordingly, the New M&A Proposal has been approved.

5.

It is resolved as a special resolution that, subject to the Share Capital Increase being effected and all further requirements prescribed by sections 14, 14A and 14B of the Companies Act (Revised) relating to share capital reductions being complied with, the authorized share capital of the Company be reduced and reorganized from US$625,000,000 divided into 7,500,000,000 Class A Ordinary Shares with par value of US$0.0625 per share and 2,500,000,000 Class B Ordinary Shares with par value of US$0.0625 per share to US$10,000 divided into 7,500,000,000 Class A Ordinary Shares with par value of US$0.000001 per share and 2,500,000,000 Class B Ordinary Shares with par value of US$0.000001 per share by the taking of the following steps (together the “Share Capital Reduction and Reorganization”):

(i)       the par value of each issued and outstanding Class A Ordinary Share of US$0.0625 par value each and each issued and outstanding Class B Ordinary Share of US$0.0625 par value each in the share capital of the Company being reduced to US$0.000001 by cancelling US$0.062499 of the paid-up capital on each of the issued and outstanding Class A Ordinary Shares of US$0.0625 par value each and Class B Ordinary Shares of US$0.0625 par value each (the “Capital Reduction”) with the amount deemed to be paid up on each issued and outstanding share of the Company to be US$0.000001 following the Capital Reduction;

(ii)       the credit arising from the Capital Reduction being transferred to a distributable reserve account of the Company which may be utilised by the Company as the board of directors of the Company may deem fit and as permitted under the Companies Act (Revised), the Company’s memorandum and articles of association, and all relevant applicable laws, including, without limitation, eliminating or setting off any accumulated losses of the Company (if any) from time to time;

(iii)       immediately following the Capital Reduction, each authorised but unissued Class A Ordinary Share of US$0.0625 par value each being subdivided into 62,500 Class A Ordinary Shares of US$0.000001 par value each and each authorised but unissued Class B Ordinary Share of US$0.0625 par value each being subdivided into 62,500 Class B Ordinary Shares of US$0.000001 par value each (the “Subdivision”); and

(iv)       immediately following the Subdivision, the authorised share capital of the Company being altered by the cancellation of such number of unissued Class A Ordinary Shares of US$0.000001 par value each and unissued Class B Ordinary Shares of US$0.000001 par value each that will result in the Company having authorised share capital of US$10,000 divided into 7,500,000,000 Class A Ordinary Shares with par value of US$0.000001 per share and 2,500,000,000 Class B Ordinary Shares with par value of US$0.000001 per share.

For	Against	Abstain
6,327,065	1,198	100

Accordingly, the Share Capital Reduction and Reorganization Proposal has been approved.

6.	It is resolved as a special resolution that subject to and immediately following the Share Capital Reduction and Reorganization being effected, the Company adopt the fifth amended and restated memorandum and articles of association (the “Fifth M&A”) in substitution for, and to the exclusion of, the Company’s existing memorandum and articles of association, to reflect the Share Capital Reduction and Reorganization.

For	Against	Abstain
6,327,065	1,198	100

Accordingly, the Fifth M&A Proposal has been approved.

7.

It is resolved as an ordinary resolution, that:

(a)       effective on December 17, 2026, every fifty (50) issued and unissued class A Ordinary Shares of par value USD0.000001 each in the share capital of the Company be consolidated into one (1) consolidated class A Ordinary Share of par value USD0.00005 each and every fifty (50) issued and unissued class B Ordinary Shares of par value 0.000001 each in the share capital of the Company be consolidated into one (1) consolidated class B Ordinary Share of par value 0.00005 each, so that following the Share Consolidation, the authorized share capital of the Company will be changed from US$10,000 divided into 7,500,000,000 Class A Ordinary Shares with par value of US$0.000001 per share and 2,500,000,000 Class B Ordinary Shares with par value of US$0.000001 per share into US$10,000 divided into 150,000,000 Class A Ordinary Shares with par value of US$0.00005 per share and 50,000,000 Class B Ordinary Shares with par value of US$0.00005 per share each (together with 1(b), the “Share Consolidation”); and

(b)       no fractional shares be issued in connection with the Share Consolidation and, in the event that a shareholder would otherwise be entitled to receive a fractional share upon the Share Consolidation, the number of shares to be received by such shareholder be rounded up to the next highest whole number of shares.

For	Against	Abstain
6,327,088	1,175	100

Accordingly, the Share Consolidation Proposal has been approved.

8.	It is resolved as a special resolution that subject to and immediately following the Share Consolidation being effected, the Company adopt a further amended and restated memorandum and articles of association (the “Further Amended M&A”) in substitution for, and to the exclusion of, the Company’s then existing memorandum and articles of association.

For	Against	Abstain
6,326,985	1,278	100

Accordingly, the Further Amended M&A Proposal has been approved.

9.	It is resolved as an ordinary resolution that the Class B Ordinary Shares Incentive Plan (the “Class B Incentive Plan”) be and is hereby approved and adopted, and the Board be and is hereby authorized to do all such acts and things and to execute all such documents as may be necessary or desirable to give effect to the adoption of the Class B Incentive Plan, including the grant of incentive awards to eligible participants thereunder and the issuance of Class B Ordinary Shares pursuant to any such awards, subject to and in accordance with the terms of the Class B Incentive Plan.

For	Against	Abstain
6,327,082	1,181	100

Accordingly, the Class B Incentive Plan Proposal has been approved.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Top KingWin Ltd

Date: September 3, 2026	By:	/s/ Ruilin Xu
	Name:	Ruilin Xu
	Title:	Chief Executive Officer